May 18, 2005

TO:	British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange
Securities and Exchange Commission

Dear Sirs:

RE:       Spur Ventures Inc. (the “Company”)

We confirm that the following material was sent by pre-paid mail on May 18, 2005 to all of the Company’s Registered Shareholders.

1.	Notice of Annual General Meeting and Information Circular;
2.	Annual Report containing the Financial Statements and MD&A for the year ended December 31, 2004;
3.	Form of Proxy; and
4.	Financial Statement Request Form and Return Envelope.

In compliance with regulations made under applicable legislation, we are providing this information to you.

Yours truly,

SPUR VENTURES INC.

“Lucy Ana J. van Egmond”

Lucy Ana J. van Egmond

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com